Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-196437

Free Writing Prospectus dated August 27, 2014

Fantex, Inc.

On August 21 and 22, 2014, respectively, media publications were released by each of WLWT.com and Pittsburgh Post-Gazette (collectively, the “Articles”) concerning Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”). The Articles reference the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) of the Company (the “Arian Foster Offering,” the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256 and 333-196437, respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014 and the EJ Manuel Offering was completed on July 21, 2014. The Articles reference the Offerings and quote certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Articles contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The article attached as Annex A was published online by WLWT.com on August 21, 2014 (the “WLWT Article”); and the article attached as Annex B was published online by Pittsburgh Post-Gazette on August 22, 2014 (the “Post-Gazette Article”).

The Articles were not prepared or reviewed by the Company or any other offering participant prior to its publication. The publishers of the Articles are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of the Articles or any other articles published by the publishers concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Articles represent the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Articles or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

WLWT Article

•                  The WLWT Article is headlined “Stock now available in Bengals’ Mohamed Sanu’s career,” references Mohamed Sanu “taking stock in his future,” and states that “[the Company] sells shares in Arian Foster, EJ Manuel and Vernon Davis.” Holders of shares of the Company’s tracking stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series Mohamed Sanu, a tracking stock intended to track and reflect the separate economic performance of the Mohamed Sanu brand. The Company also clarifies that the Vernon Davis Offering was completed on April 28, 2014 and the EJ Manuel Offering was completed on July 21, 2014. The Company clarifies that it entered into a brand contract with Arian Foster, a professional athlete in the National Football League. Reference is made to the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract”).  On November 12, 2013, after confirming reports that Arian Foster would undergo season-ending back surgery, the Company announced that it was postponing the Arian Foster Offering.  Although the Company will continue to work with Arian Foster through his recovery and intends to continue with the Arian Foster Offering at an appropriate time in the future, the Company cannot guarantee that the Arian Foster Offering will be consummated or that the Arian Foster Offering will be resumed upon the same terms prior to postponement.

•                  The WLWT Article also states that “the company could generate about $29 million gross without Fantex’s help.” The Company notes that this statement is incorrect. The Company clarifies that Mr. French in fact stated to a WLWT reporter that the Company “estimated that without [Fantex’s] help, [Mohamed Sanu] could generate approximately $29 million dollars gross.”

•                  The WLWT Article also states that “Fantex acquired 10 percent of all of Sanu’s future cash streams” and that “[a]nything associated with his consumer brand we got, in exchange for that 10 percent.” The Company clarifies that pursuant to the Brand Agreement, effective May 14, 2014, by and between the Company and Mohamed Sanu (the “Mohamed Sanu Brand Contract”), the Company acquired a 10% interest in the Brand Income, as defined in the Mohamed Sanu Brand Contract, of Mohamed Sanu. Brand income generally means gross monies or other consideration (including rights to make investments) that Mohamed Sanu receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of Mohamed Sanu’s brand income is available in the Registration Statements.

•                  The WLWT Article quotes Mr. French as stating, “We’re paying [Mohamed Sanu] $1.6 million.” The Company clarifies that as consideration for the Company’s interest under the Mohamed Sanu Brand Contract, we will pay Mohamed Sanu a one-time cash amount of $1.56 million contingent upon our ability to obtain financing.

Post-Gazette Article

•                  The Post-Gazette Article states that the Company “sold 421,000 shares of a tracking stock that promised shareholders 10 percent of all future football-related earnings for San Francisco 49ers tight end Vernon Davis.” The Company clarifies that the Company offered 421,100 shares of Fantex Series Vernon Davis pursuant to the Vernon Davis Registration Statement, which offering was completed on April 28, 2014. The Company further clarifies that under the terms of the Brand Agreement, effective as of October 30, 2013, by and among the Company, Vernon Davis and The Duke Marketing LLC (the “Vernon Davis Brand Contract”), the Company acquired a 10% interest in the Brand Income, as defined in the Vernon Davis Brand Contract, of Vernon Davis. The Company further clarifies that brand income generally means gross monies or other consideration (including rights to make investments) that Vernon Davis receives as a result of his skills and brand, including salary and wages from being an athlete in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of Vernon Davis’s brand income is available in the Registration Statements.

•                  The Post-Gazette Article references “Vernon Davis shareholders,” “tracking stocks in athletes,” the “successful initial public offering for Mr. Manuel” and the “prospectus for all three players.” The Company notes that holders of shares of the Company’s tracking stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a tracking stock will represent an ownership interest in the Company.

•                  The Post-Gazette Article also states that “officials estimate [Mohamed Sanu] will earn $15.6 million over the remainder of his career.” The Company clarifies that the Company conducted a discounted cash flow analysis and determined that the present value of the brand income that Mohamed Sanu may earn is approximately $15.6 million, of which the Company would be entitled to 10% under the Mohamed Sanu Brand Contract.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, Erik R. Manuel, Jr. (“EJ Manuel”) or Mohamed Sanu, the longevity of Vernon Davis’s, EJ Manuel’s or Mohamed Sanu’s careers, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel or Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “promise,” “hope,” “intend,” “expect,” “estimate,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the WLWT Article dated August 21, 2014

Stock now available in Bengals’ Mohamed Sanu’s career

By Courtis Fuller | WLWT.com

August 21, 2014, 8:14 PM EDT

CINCINNATI —Bengal’s wide receiver Mohamed Sanu has a pretty good on-field plan for success and it also matches his off-field approach to winning.

Sanu recently teamed up with a company called Fantex so others can benefit from his hard work.

He’s not only taking stock in his future, but others can, too.

Buck French is the Fantex founder and CEO.

“We reached out and he was on a group of players we thought fit with what we were looking for, both from a character element, which is first and foremost and then the playing and off field aspect of what we expect. His brand, we think, has the potential to be big,” French said.

Fantex acquired 10 percent of all of Sanu’s future cash streams.

“So what that means is his current and future NFL playing contracts and endorsements, so his off field activities as well as his post-career. Anything associated with his consumer brand we got, in exchange for that 10 percent. We’re paying him $1.6 million (Thursday),” French said.

Fantex sells shares for $10 each.

So rooting on your favorite players could take on a whole new meaning. The company could generate about $29 million gross without Fantex’s help.

“Our goal as a business is to help him realize greater than what we estimate. And at the end of the day, it comes down to his execution and our execution to whether that audience develops to what we hope,” French said.

Sanu is prohibited from talking about this venture, at least for now, by the Security and Exchange Commission.

Fantex also sells shares in Arian Foster, EJ Manuel and Vernon Davis.

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Annex B

Text of the Pittsburgh Post-Gazette Article dated August 22, 2014

Sports brokerage Fantex adds more players as season approaches

By Michael Sanserino | Pittsburgh Post-Gazette

August 22, 2014, 12:00 AM

Buck French is not the type of person to watch a Buffalo Bills preseason football game — or any preseason football game, for that matter.

But he couldn’t help but watch as Bills quarterback E.J. Manuel took the field in an exhibition game televised earlier this month. As CEO and co-founder of the sports brokerage firm Fantex, Mr. French had a vested interest — literally — in Mr. Manuel’s performance.

Much as fantasy football has changed the way casual football fans watch the game, the emergence of Fantex as a marketplace for tracking stocks in athletes has created yet another reason to tune in on Sundays.

Fantex, a San Francisco brand-building company founded late last year, has grown rapidly since April when it first sold 421,000 shares of a tracking stock that promised shareholders 10 percent of all future football-related earnings for San Francisco 49ers tight end Vernon Davis.

The firm paid its first cash dividend — 70 cents per share — Monday for all Vernon Davis shareholders and earlier this summer it completed its second successful initial public offering for Mr. Manuel.

Now, the company is taking reservations for the Mohamed Sanu tracking stock, which entitles shareholders to a portion of future earnings for the Cincinnati Bengals wide receiver. Shares are available for $10 and the company will pay Mr. Sanu $1.56 million upon completion of the IPO, meaning officials estimate he will earn $15.6 million over the remainder of his career.

These developments have added another layer of intrigue to the upcoming NFL season, where fans already had rooting and financial interests in the outcome.

“People are crazy about football, football statistics and individual players because they want to win their fantasy league,” said Tom Smith, an assistant finance professor at the Goizueta Business School at Emory University in Atlanta. “This is just an additional way people are going to be interested.”

The prospectus for all three players cautions investors that the stocks are “highly speculative” and involve a “high degree of risk.” Unlike contracts in other sports, football contracts are not guaranteed beyond a player’s signing bonus. And since the game carries a tangible risk of injury, one play can quickly sour any of those investments.

Mr. French wasn’t watching the Bills game to see if Mr. Manuel managed to avoid injury or if he made a spectacular play that could boost his brand. He simply was interested.

“I’m a big believer in what will happen is going to happen,” he said. “You can’t sweat what you don’t control.”

He focuses, instead, on executing the business side of his operations, which markets those players so their brand grows in value. When Mr. Davis skipped some off-season workouts in an attempt to negotiate a more lucrative contract, Mr. French said the tight end sought his advice.

“We, on our side, just advised him on the brand part of it,” Mr. French said, declining to elaborate on what he told the 49er.

Mr. Davis ended his holdout — without a new contract — at the start of training camp.

Fantex knew it would be able to pay dividends to Mr. Davis’ shareholders relatively quickly because of the cash flow of his endorsement deals, Mr. French said. The 70-cent dividend is a pretty significant payment for an initial $10 investment, Mr. Smith said.

“It maybe points to the fact that they want to make sure their shareholders are happy sooner rather than later,” he said.

Mr. Smith has a Fantex account, though he does not own any stock. He is a curious spectator at this point, watching to see how this model could impact sports economics. He will be even more intrigued if Fantex can branch to other sports and add more athletes to its roster.

The goal, Mr. French said, is to recruit as many athletes as possible. If he has had any discussions with Pittsburgh athletes, he isn’t sharing other than to say he would “love” to work with an athlete in this sports-crazed town.

The company first focused on football because it is the most popular spectator sport in the country. But Mr. French has attended golf tournaments and talked with several baseball players about his company. Though football is the most popular sport, successful golfers and baseball players easily outearn their pigskin peers.

“Until now, it’s a curiosity,” Mr. Smith said. “If it goes to the next step, it will be utterly fascinating.”

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